UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 14, 2009

Commission File Number: 000-30134

CDC Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

33/F Citicorp Centre 18 Whitfield Road Causeway Bay Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Other Events.

Director Compensation Matters

CDC Corporation (the “Company”) has granted the following awards under the
Company’s 2005 Stock Incentive Plan to certain members of the Company’s board of directors (the “Board”), as follows: (i) Dr. Raymond Ch’ien, an aggregate of
20,000 options (the “Options”) to purchase shares of the Company’s Class A common shares (the “Shares”) at an exercise price of $1.00 per Share, on March
19, 2009; (ii) Mr. Simon Wong, an aggregate of 125,000 Options at an exercise price of $0.83 per Share, on February 19, 2009; and (iii) Mr. John Clough, an
aggregate of 125,000 stock appreciation rights (the “SARs”) relating to the
Shares at an exercise price of $3.22 per Share, on June 23, 2008.

Such Options and SARs vest in equal quarterly installments over a three year period from the date of grant and were awarded to each of Dr. Ch’ien, Mr. Wong and Mr. Clough as compensation for additional responsibilities undertaken by each of them in his capacity as a member of the Board, with respect to certain affiliates of the Company.

Exhibit  Description

1.01     Press release dated February 19, 2009
         CDC Software’s Process Manufacturing and Front Office Solutions
         Selected by a Leading Manufacturer in Mexico

1.02     Press release dated March 2, 2009
         CDC Corporation Announces Additional Purchases of Convertible Notes:
         One from One of its Largest Note Holders and Another the Largest
         Single Purchase to Date, Both Below Par Value

1.03     Press release dated March 5, 2009
         CDC Corporation Announces Additional Agreement for Purchase of
         Convertible Note at Below Par Value

1.04     Press release dated March 9, 2009
         CDC Corporation Completes Aggregate Purchases of Over $60 Million of
         Convertible Notes, Below Par Value, with Closing of Recent Additional
         Purchases

1.05     Press release dated March 12, 2009
         CDC Software Introduces CDC Factory Express, Designed to Help
         Manufacturers Fight Recessionary Conditions

1.06     Press release dated March 17, 2009
         CDC Software Releases New Version of Ross ERP That Helps Worldwide
         Chemical Manufacturers Comply With Recent European Union Regulations

1.07     Press release dated March 20, 2009
         CDC Games Launches Expansion Pack for Lunia, its Manga-Style Online
         Action  Game, in China

1.08     Press release dated March 23, 2009
         CDC Corporation Announces Additional Large Purchase of Its Convertible
         Notes, Below Par Value

1.09     Press release dated March 24, 2009
         CDC Corporation Announces Purchase of Over 50 Percent of Its
         Outstanding Convertible Notes, Below Par Value, With Second Recent
         Additional Purchase

1.10     Press release dated March 27, 2009
         CDC Corporation Provides Update on Share Buy Back

1.11     Press release dated March 30, 2009
         Leading Global Snack Manufacturer to Implement CDC Software’s CDC
         Factory Solution To Help Meet Increased Demand for Snacks As Part of
         Trend in the Global Recession

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Corporation

Date: April 9, 2009	By:	/s/ Timothy F. Coen
	Name:	Timothy F. Coen
	Title:	Senior Vice President and General Counsel

EXHIBIT INDEX

Exhibit No.	Description

1.01	Press release dated February 19, 2009 -- CDC Software’s Process Manufacturing and Front Office Solutions Selected by a Leading Manufacturer in Mexico
1.02	Press release dated March 2, 2009 -- CDC Corporation Announces Additional Purchases of Convertible Notes: One from One of its Largest Note Holders and Another the Largest Single Purchase to Date, Both Below Par Value
1.03	Press release dated March 5, 2009 -- CDC Corporation Announces Additional Agreement for Purchase of Convertible Note at Below Par Value
1.04	Press release dated March 9, 2009 -- CDC Corporation Completes Aggregate Purchases of Over $60 Million of Convertible Notes, Below Par Value, with Closing of Recent Additional Purchases
1.05	Press release dated March 12, 2009 -- CDC Software Introduces CDC Factory Express, Designed to Help Manufacturers Fight Recessionary Conditions
1.06	Press release dated March 17, 2009 -- CDC Software Releases New Version of Ross ERP That Helps Worldwide Chemical Manufacturers Comply With Recent European Union Regulations
1.07	Press release dated March 20, 2009 -- CDC Games Launches Expansion Pack for Lunia, its Manga-Style Online Action Game, in China
1.08	Press release dated March 23, 2009 -- CDC Corporation Announces Additional Large Purchase of Its Convertible Notes, Below Par Value
1.09	Press release dated March 24, 2009 -- CDC Corporation Announces Purchase of Over 50 Percent of Its Outstanding Convertible Notes, Below Par Value, With Second Recent Additional Purchase
1.10	Press release dated March 27, 2009 -- CDC Corporation Provides Update on Share Buy Back
1.11	Press release dated March 30 -- Leading Global Snack Manufacturer to Implement CDC Software’s CDC Factory Solution To Help Meet Increased Demand for Snacks As Part of Trend in the Global Recession